UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM N-54C

                  NOTIFICATION OF WITHDRAWAL OF ELECTION
                 TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                   OF THE INVESTMENT COMPANY ACT OF 1940
                    FILED PURSUANT TO SECTION 54(C) OF
                    THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                             Terra Trema, Inc.

                    2002-A Guadalupe Street Suite 200
                            Austin, TX 78705.
                 (Address of Principal Business Office)
                  (No. & Street, City, State, Zip Code)

                                814-00668
                        (Commission File Number)

                             (866) 514-4087
                (Telephone Number, including area code)

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. [x] The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B. [ ] The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C. [ ] The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D. [ ] The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of the proposed to the change.

E. [ ] The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.

F. [ ] Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has Caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in Austin, Texas on the 15th day of April, 2005.

TERRA TREMA, INC.

By:
/s/ Alan N. Lomax
---------------------
Name: Alan N.Lomax
Title:  Chairman

Attest:

By:
/s/ Daniel Garner
---------------------
Name: Daniel Garner
Title:  Treasurer